UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amarin Corporation PLC

File No. 000-21392 - CF#24205

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       Amarin Corporation plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 22, 2009, as amended with fewer redactions by a Form 20-F/A filed on December 4 2009.

       Based on representations by Amarin Corporation plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.86 to Form 20-F/A	through April 1, 2012
Exhibit 4.88 to Form 20-F/A	through December 25, 2011
Exhibit 4.90 to Form 20-F	through July 21, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel